							Exhibit 12.1

PETROLEUM DEVELOPMENT CORPORATION
Statement of Computation of Ratio of Earnings to Fixed Charges

	Three Months
	Ended
	March 31,	Year Ended December 31,
	2012	2011	2010	2009		2008	2007 (d)
		(dollars in thousands)
Earnings
Income (loss ) from continuing operations before income taxes	$2,139	$2,895	$6,690	$(125,172)		$163,168	$42,590
Fixed charges (see below)	11,192	40,511	35,197	39,403		31,629	12,796
Amortization of capitalized interest	261	676	788	991		744	366
Interest capitalized	(265)	(1,544)	(301)	(751)		(2,618)	(3,023)
Total adjusted earnings (loss) available for fixed charges	$13,327	$42,538	$42,374	$(85,529)		$192,923	$52,729

Fixed Charges
Interest and debt expense (a)	$10,444	$36,985	$33,250	$37,208		$28,132	$9,279
Interest capitalized	265	1,544	301	751		2,618	3,023
Interest component of rental expense (b)	483	1,982	1,646	1,444		879	494
Total fixed charges	$11,192	$40,511	$35,197	$39,403		$31,629	$12,796

Ratio of Earnings to Fixed Charges	1.2x	1.1x	1.2x	—	(c)	6.1x	4.1x

__________

(a)	Represents interest expense on long-term debt and amortization of debt discount and issuance costs.

(b)	Represents the portion of rental expense which we believe represents an interest component.

(c)	For the year ended December 31, 2009, earning were insufficient to cover total fixed charges by $124.9 million.

(d)
Total adjusted earnings available for fixed charges for the years ended December 31, 2007, has not been adjusted to reflect the divestiture of our Michigan and North Dakota assets groups, such adjustments would not materially impact the ration of earnings to fixed charges.